Exhibit 99.1

Global-e Reports Third Quarter 2023 Results

PETAH-TIKVA, Israel, November 15, 2023 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the third quarter of 2023.

“The results of the third quarter of 2023 once again demonstrate the robustness of our business model, as evident from the top-line growth, improved profitability and our healthy pipeline,” said Amir Schlachet, Founder and CEO of Global-e. “We are excited about Shopify Markets Pro going into general availability in the US and remain focused on executing across all our strategic vectors, as we continue to capture the immense greenfield opportunity ahead of us.”

Q3 2023 Financial Results

•	GMV[1] in the third quarter of 2023 was $839 million, an increase of 35% year over year

•	Revenue in the third quarter of 2023 was $133.6 million, an increase of 27% year over year, of which service fees revenue was $62.4 million and fulfillment services revenue was $71.2 million

•	Non-GAAP gross profit[2] in the third quarter of 2023 was $59.3 million, an increase of 36% year over year. GAAP gross profit in the third quarter of 2023 was $56.5 million

•	Non-GAAP gross margin[2] in the third quarter of 2023 was 44.4%, an increase of 290 basis points from 41.5% in the third quarter of 2022. GAAP gross margin in the third quarter of 2023 was 42.3%

•	Adjusted EBITDA[3] in the third quarter of 2023 was $22.1 million compared to $12.5 million in the third quarter of 2022, an increase of 76% year over year

•	Net loss in the third quarter of 2023 was $33.1 million

Recent Business Highlights

•	Continued to on-board many new merchants located all around the globe and trading in various verticals, including:
o	European based brands including UK fashion brand Ted Baker, French brand Lacoste+UNDW3, Spanish brand Polin et Moi and Italian luxury brand Paul & Shark
o	US based brands such as Tory Burch, jewelry brand Moon Magic, Guess Watches, women-led fashion brand Frank and Eileen and AG Jeans
o	APAC based brands including the Australian brands Kotomi Swimwear and Hello Molly, Japanese brands Hobonichi and OAO and Korean brand Bsrabbit
o	High-end consumer electronics brand Bang & Olufsen

•	Expanded activity with existing merchant groups, on-boarding:
o	Three new LVMH maisons – Repossi, Emilio Pucci, Patou
o	Purdey of the Richemont group

•	Strategic partnership with Shopify continues to grow:
o	Shopify Markets Pro went into general availability in the US in September with volumes starting to ramp up
o	Migration process of all legacy Shopify-based enterprise merchants onto the new native solution is nearing completion.
o	3rd party partnership agreement renewed for another year

•	Expanded our network of platform partners via a new integration into Wix Commerce

Q4 and Full Year Outlook

Global-e is introducing fourth quarter guidance and is updating the full year guidance as follows:

	Q4 2023	FY 2023	Previous FY 2023
(in millions)
GMV (1)	$1,125 - $1,175	$3,493 - $3,543	$3,480 - $3,640
Revenue	$178 - $186	$563 - $571	$570 - $596
Adjusted EBITDA (2)	$31.5 - $36.5	$89.1 - $94.1	$85 - $93

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, November 15, 2023.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements or information regarding Global-e’s expectations, operations, strategy and Global-e’s projected revenue and other future financial and operational results or other characterizations of future events or circumstances, including any underlying assumptions. These forward-looking statements may be identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; costs related to being a public company; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; impacts from the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	September 30,
	2022	2023
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$165,033	$145,824
Short-term deposits	46,353	88,078
Accounts receivable, net	16,424	13,451
Prepaid expenses and other current assets	51,904	63,850
Marketable securities	16,813	18,963
Funds receivable, including cash in banks	78,125	70,415
Total current assets	374,652	400,581
Property and equipment, net	10,283	9,799
Operating lease right-of-use assets	19,718	22,091
Long term deposits	3,225	3,415
Deferred contract acquisition costs, noncurrent	1,825	2,091
Deferred tax assets	171	-
Other assets, noncurrent	3,739	2,579
Commercial agreement asset	282,963	227,231
Goodwill and other intangible assets	466,024	450,681
Total long-term assets	787,948	717,887
Total assets	$1,162,600	$1,118,468
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$52,220	$32,505
Accrued expenses and other current liabilities	75,990	82,019
Funds payable to Customers	78,125	70,415
Short term operating lease liabilities	3,245	3,661
Total current liabilities	209,580	188,600
Long-term liabilities:
Deferred tax liabilities, net	6,558	2,872
Long term operating lease liabilities	16,579	17,814
Other long-term liabilities	1,762	1,013
Total liabilities	$234,479	$210,299

Shareholders’ equity:
Share capital and additional paid-in capital	1,253,093	1,344,904
Accumulated comprehensive income	(1,926)	(1,982)
Accumulated deficit	(323,046)	(434,753)
Total shareholders’ equity	928,121	908,169
Total liabilities, convertible preferred shares and shareholders’ equity	$1,162,600	$1,118,468

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Revenue	$105,556	$133,605	$269,184	$384,545
Cost of revenue	64,754	77,089	166,848	227,263
Gross profit	40,802	56,516	102,336	157,282

Operating expenses:
Research and development	22,224	24,883	57,508	72,399
Sales and marketing	52,883	53,643	153,508	158,279
General and administrative	18,926	13,591	45,537	40,608
Total operating expenses	94,033	92,117	256,553	271,286
Operating profit (loss)	(53,231)	(35,601)	(154,217)	(114,004)
Financial expenses, net	10,890	(3,405)	11,876	(251)
Loss before income taxes	(64,121)	(32,196)	(166,093)	(113,753)
Income taxes	430	895	841	(2,046)
Net loss attributable to ordinary shareholders	$(64,551)	$(33,091)	$(166,934)	$(111,707)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.41)	$(0.20)	$(1.07)	$(0.68)
Basic and diluted weighted average ordinary shares	158,792,119	164,904,339	156,700,221	163,924,915

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(64,551)	$(33,091)	$(166,934)	$(111,707)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	421	412	1,015	1,299
Share-based compensation expense	9,025	11,716	29,797	32,780
Commercial agreement asset	37,432	37,433	111,615	113,018
Amortization of intangible assets	8,695	5,092	21,360	15,343
Changes in accrued interest and exchange rate on short-term deposits	-	221	-	(488)
Changes in accrued interest and exchange rate on long-term deposits	(723)	89	(717)	(111)
Unrealized loss (gain) on foreign currency	3,715	1,850	11,294	1,110
Accounts receivable	2,672	644	7,393	2,973
Prepaid expenses and other assets	7,854	(6,449)	3,128	(11,796)
Funds receivable	(11,902)	(4,592)	8,223	(2,036)
Long-term receivables	455	680	455	1,160
Funds payable to customers	6,981	358	10,219	(7,710)
Operating lease ROU assets	677	736	2,132	2,444
Deferred contract acquisition costs	(209)	(52)	(684)	(435)
Accounts payable	(3,488)	1,663	(1,225)	(19,715)
Accrued expenses and other liabilities	3,633	10,743	(909)	5,280
Deferred taxes	(179)	268	(179)	(3,515)
Operating lease liabilities	(1,005)	(1,112)	(3,990)	(3,166)
Impairment of marketable securities	-	-	62	-
Net cash provided by (used in) operating activities	(496)	26,609	32,055	14,728
Investing activities
Investment in marketable securities	(743)	(1,598)	(8,298)	(2,877)
Proceeds from marketable securities	-	72	7,910	671
Purchases of short-term investments	(60,472)	(85,485)	(91,967)	(131,987)
Purchases of long-term investments	-	34	-	(78)
Proceeds from short-term investments	28,000	52,250	66,400	90,750
Purchases of property and equipment	(1,398)	(328)	(7,982)	(815)
Payments for business combinations, net of cash acquired	(92,881)	-	(309,964)	-
Net cash provided by (used in) investing activities	(127,494)	(35,055)	(343,901)	(44,336)
Financing activities
Exercise of Warrants to ordinary shares	15	-	58	22
Proceeds from exercise of share options	551	860	1,039	1,725
Net cash provided by financing activities	566	860	1,097	1,747
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(3,715)	(1,850)	(11,294)	(1,110)
Net decrease in cash, cash equivalents, and restricted cash	(131,139)	(9,436)	(322,043)	(28,971)
Cash and cash equivalents and restricted cash—beginning of period	267,995	191,987	458,899	211,522
Cash and cash equivalents and restricted cash—end of period	$136,856	$182,551	$136,856	$182,551

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2022		2023		2022		2023
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	621,011		839,056		1,610,763		2,367,976
Adjusted EBITDA (a)	12,537		22,093		26,949		57,557

Revenue by Category
Service fees	47,782	45%	62,433	47%	119,054	44%	172,318	45%
Fulfillment services	57,774	55%	71,172	53%	150,130	56%	212,227	55%
Total revenue	$105,556	100%	$133,605	100%	$269,184	100%	$384,545	100%

Revenue by merchant outbound region
United States	48,005	46%	67,303	50%	109,867	41%	190,732	50%
United Kingdom	36,249	34%	40,876	31%	98,494	37%	118,622	31%
European Union	18,189	17%	20,980	16%	55,040	20%	63,145	16%
Israel	271	0%	571	0%	899	0%	1,327	0%
Other	2,842	3%	3,874	3%	4,844	2%	10,719	3%
Total revenue	$105,556	100%	$133,605	100%	$269,184	100%	$384,545	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023
	(Unaudited)
Gross Profit	40,802	56,516	102,336	157,282

Amortization of acquired intangibles included in cost of revenue	2,951	2,796	7,826	8,387
Non-GAAP gross profit	43,753	59,312	110,162	165,669

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Operating profit (loss)	(53,231)	(35,601)	(154,217)	(114,004)
(1) Stock-based compensation:
Cost of revenue	79	180	167	453
Research and development	5,667	6,673	16,115	19,304
Selling and marketing	747	1,057	3,212	3,021
General and administrative	2,532	3,806	10,303	10,002
Total stock-based compensation	9,025	11,716	29,797	32,780

(2) Depreciation and amortization	421	412	1,015	1,299

(3) Commercial agreement asset amortization	37,432	37,433	111,615	113,018

(4) Amortization of acquired intangibles	8,695	5,092	21,360	15,343

(5) Merger related contingent consideration	3,027	3,041	9,013	9,121

(6) Acquisition related costs	7,168	-	8,366	-
Adjusted EBITDA	12,537	22,093	26,949	57,557